BEVERLY ENTERPRISES, INC.

EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

						Six Months Ended
	Years ended December 31,					June 30,
	2003	2002	2001	2000	1999	2004	2003
Income (loss) before provision for (benefit from) income taxes, discontinued operations and extraordinary charge and cumulative effect of changes in accounting principles	$31,884	$(28,858)	$(221,152)	$(82,001)	$(278,189)	$8,151	$9,612

Add fixed charges:
Interest expense (including capitalized interest)	59,273	61,048	71,883	74,875	67,141	22,686	29,511
Cost related to early extinguishments of debt	6,634	—	—	—	—	40,254	—
Interest factor in rent expense	12,338	13,562	18,018	19,595	19,958	6,144	6,354
Amortization of debt issue costs	4,474	3,096	4,051	2,571	2,909	1,519	2,422
Amortization of debt discounts	—	—	—	—	39	—	—

Total fixed charges	82,719	77,706	93,952	97,041	90,047	70,583	38,287

Less capitalized interest	(433)	(1,492)	(1,517)	(2,326)	(1,655)	(259)	(201)

Total earnings	$114,170	$47,356	$(128,717)	$12,714	$(189,797)	$78,475	$47,698

Ratio of earnings to fixed charges	1.38	(1)	(1)	(1)	(1)	1.11	1.25

(1)	Earnings were inadequate to cover fixed charges by $30,350,000, $222,669,000, $84,327,000 and $279,844,000 for the years ended December 31, 2002, 2001, 2000 and 1999, respectively.